August 2, 2005



Mr. Thomas A. Jones Senior Attorney
Division of Corporation Finance
United States Securities and
  Exchange Commission
Washington, D.C. 20549

Mail Stop 6010

RE:      Micropac Industries, Inc.
         Form 10-KSB for Fiscal Year Ended November 30, 2004
         Forms 10-QB for Fiscal Quarters Ended February 26, 2005 and May 28, 2005 File No. 0-5109
         Letter of July 25, 2005

"Confidential Correspondence"

Dear Mr. Jones:

Micropac Industries, Inc. has received, via facsimile, your letter of July 25, 2005, regarding referenced documents.

Micropac respectfully requests that we have until August 22, 2005 to amend our filing and to respond to comments in the letter of July 25.

This matter is being addressed with utmost urgency by the management of Micropac Industries, Inc., and it is our sincere intent to respond in a more expeditious manner. August 22, 2005 is suggested as an outside date.

Thank you for your consideration of our request.

Sincerely,

Micropac Industries, Inc.

/s/ Connie Wood

Connie Wood
President and Chief Executive Officer

cc:      Mr. James K. Murphey
         Corporate Attorney
         Glast, Phillips & Murray

         Mr. Stanton P. Eigenbrodt
         Glast, Phillips & Murray